April 13, 2005


Mail Stop 0407

Paul E. Martin
Charter Communications, Inc.
12405 Powerscourt Drive
St. Louis, Missouri 63131

RE:	Charter Communications, Inc.
	Response Letter Dated March 28, 2005
	Registration Statement on Form S-1
	File No. 333-121136

Dear Mr. Martin:

      We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * *

1. We note your responses to our prior comments #1, #2 and #3; however, we are unable to agree with your conclusion that no offer of
Class A shares was made at the time of the Rule 144A offering of 5.875% notes. As set forth in the offering memorandum, the availability of the registered Class A shares to cover short positions was an integral part of the Rule 144A offering. For example, we note that the company promised to pay all purchasers of the 5.875% notes liquidated damages if the registration statement covering the Class A shares was not filed within a certain period of time. As a result, the offer and sale of the Class A shares to the
5.875% note holders should be completed in a private transaction, as with the 5.875% notes offering. A resale registration statement may be filed to cover the resale of the Class A shares by the 5.875% note holders after the private sale (loan) of the Class A shares to the 5.875% note holders has been completed.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kathleen Kerrigan at (202) 942-1944 or
Carlos
Pacho at (202) 942-1876 if you have questions regarding comments on the financial statements and related matters. Please contact Ted
Yu
at (202) 824-5684 or me at (202) 942-1990 with any other
questions.


Sincerely,




Larry Spirgel
Assistant Director



Cc:	Kevin L. Finch, Esq.
	Irell & Manella LLP
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Charter Communications, Inc.
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